UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Name of Issuer)

Series B Shares, without nominal (par) value

(Title of Class of Securities)

Series B Shares: 833635105

(CUSIP Number)

George Karafotias

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Telephone: (212) 848-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 833635105		Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Sociedad de Inversiones Pampa Calichera S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, AF, WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 833635105		Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Sociedad de Inversiones Oro Blanco S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 833635105		Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Norte Grande S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 833635105		Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Inversiones SQYA SpA
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 833635105		Page 6 of 10 Pages

1		NAME OF REPORTING PERSONS Inversiones SQ Limitada
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 833635105		Page 7 of 10 Pages

1		NAME OF REPORTING PERSONS S.Q. Grand Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 833635105		Page 8 of 10 Pages

1		NAME OF REPORTING PERSONS Pacific Atlantic International Holding Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 833635105		Page 9 of 10 Pages

1		NAME OF REPORTING PERSONS The Pacific Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Panamá
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 833635105		Page 10 of 10 Pages

1		NAME OF REPORTING PERSONS Julio Ponce Lerou
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 7,341,049
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 7,341,049
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,341,049
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 8 amends the Statement on Schedule 13D originally filed on February 15, 2005, as amended by Amendment No. 1, filed on August 3, 2006, as amended and restated by Amendment No. 2, filed on February 2, 2007, as amended and restated by Amendment No. 3, filed on September 7, 2007, as amended and restated by Amendment No. 4, filed on November 29, 2007, as amended and restated by Amendment No. 5, filed on June 7, 2017, as amended and restated by Amendment No. 6, filed on May 9, 2018, as amended by Amendment No. 7, filed on June 4, 2018 (as so amended and restated, this “Statement”) and relates to the Series B common shares, without nominal value (“Series B Shares”), of Sociedad Quimica y Minera de Chile S.A., a company organized under the laws of Chile (“SQM” or the “Company”). The principal executive offices of SQM are located at El Trovador 4285, piso 6, Las Condes, Santiago, Chile.

The following amendments to Items 2, 3, 4, 5 and 6 of the Statement are hereby made:

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended by replacing “Inversiones SQYA Limitada” with “Inversiones SQYA SpA” in the first paragraph of the Item 2.

Item 2 of the Statement is hereby amended by replacing Schedule A, incorporated by reference to Item 2 under the sub-section “Pampa,” with Schedule A to this Amendment.

Item 2 of the Statement is hereby amended by replacing “88.64%” with “88.82%” in the first paragraph of the sub-section “Pampa”.

Item 2 of the Statement is hereby amended by replacing “76.82%” with “76.85%” in the first paragraph of the sub-section “Oro”.

Item 2 of the Statement is hereby amended by replacing Schedule B, incorporated by reference to Item 2 under the sub-section “Oro,” with Schedule B to this Amendment.

Item 2 of the Statement is hereby amended by replacing “67.59%” with “73.78%” in the first paragraph of the sub-section “Norte”.

Item 2 of the Statement is hereby amended by replacing Schedule C, incorporated by reference to Item 2 under the sub-section “Norte,” with Schedule C to this Amendment.

Item 2 of the Statement is hereby amended by replacing “Málaga 50, oficina 21, Las Condes, Santiago, Republic of Chile” with “Los Litres 500, Casa 19, Lo Barnechea, Santiago, Republic of Chile” in the first paragraph of the sub-section “SQYA”.

Item 2 of the Statement is hereby amended by replacing “99.99%” with “91.41%” in the first paragraph of the sub-section “SQYA”.

Item 2 of the Statement is hereby amended by replacing Schedule D, incorporated by reference to Item 2 under the sub-section “SQYA,” with Schedule D to this Amendment.

Item 2 of the Statement is hereby amended by replacing “Málaga 50, oficina 21, Las Condes, Santiago, Republic of Chile” with “Los Litres 500, Casa 19, Lo Barnechea, Santiago, Republic of Chile” in the first paragraph of the sub-section “SQ”.

Item 2 of the Statement is hereby amended by replacing Schedule E, incorporated by reference to Item 2 under the sub-section “SQ” with Schedule E to this Amendment.

Item 2 of the Statement is hereby amended by replacing Schedule F, incorporated by reference to Item 2 under the sub-section “SQ Grand” with Schedule F to this Amendment.

Item 2 of the Statement is hereby amended by replacing Schedule G, incorporated by reference to Item 2 under the sub-section “Pacific Atlantic Holding” with Schedule G to this Amendment.

Item 2 of the Statement is hereby amended by replacing “The address of the principal office of Pacific Trust is care of Alfaro, Ferrer & Ramirez (BVI) Ltd. at RG Hodge Plaza, 2nd Floor, Upper Main Street, PO Box 915, Road Town,Tortola, British Virgin Islands” with “The address of the principal office of Pacific Trust is care of Afra Trust Corporation at Avenue Samuel Lewis y Calle 54 Este, Panama City, Republic of Panama” in the first paragraph of the sub-section “Pacific Trust”.

Item 2 of the Statement is hereby amended by deleting the third and fourth paragraphs of Item 2 under the sub-section “Mr. Ponce Lerou”.

Item 2 of the Statement is hereby amended by amending and restating the fifth paragraph under the sub-section “Mr. Ponce Lerou”:

On September 2, 2014, the Chilean regulator of the securities and insurances market (the Superintendencia de Valores y Seguros or the “SVS”) sanctioned Mr. Patricio Contesse Fica with a fine of 60,000 Unidades de Fomento (approximately Ch$1,446,391,200 on the such date), for alleged infringements of the Chilean Corporations Act (Law No 18,046) (the “Chilean Corporations Act”) for actions that Mr. Contesse would have taken in 2011 when he was serving as General Manager of Potasios de Chile S.A. (“Potasios”).

Item 2 of the Statement is hereby amended by adding the following four sentences to the end of the sixth paragraph of Item 2 under the sub-section “Mr. Ponce Lerou”:

On January 7, 2021, the Chilean Constitutional Court sided with Mr. Patricio Contesse Fica and decided that the legislative justifications underpinning the amount of the penalties applied by the SVS against Mr. Patricio Contesse Fica for alleged infringements of the Chilean Corporations Act were contrary to the Constitution of the Republic of Chile and therefore inapplicable. The effect of such a ruling would be to likely reduce Mr. Patricio Contesse Fica’s applicable fine from the SVS. On March 13, 2020, the Santiago Court of Appeal disregarded the illegality allegations made by Mr. Patricio Contesse Fica. Mr. Patricio Contesse Fica filed an appeal for annulment against the judgment of the Santiago Court of Appeals. Now the case is being heard at the Supreme Court of Chile.

Item 2 of the Statement is hereby amended by amending and restating the seventh paragraph under the sub-section “Mr. Ponce Lerou”:

On the same date, the SVS sanctioned Mr. Julio Ponce Lerou with a fine of 1,700,000 Unidades de Fomento (approximately Ch$40,981,084,000 on such date) for alleged infringements of the Chilean Corporations Act and the Chilean Securities Act (Law No 18,045) (the “Chilean Securities Act”) for actions that Mr. Ponce Lerou would have taken during 2010 and 2011 when he was serving as Chairman of the Boards of Directors of Oro, Pampa and Norte Grande and for actions that Mr. Ponce Lerou would have taken during 2011 when he was serving as Chairman of the Board of Directors of Potasios

Item 2 of the Statement is hereby amended by adding the following three sentences to the end of the eighth paragraph of Item 2 under the sub-section “Mr. Ponce Lerou”:

On February 21, 2019, the Santiago Court of Appeal disregarded the illegality allegations made by Mr. Ponce Lerou, and based on the ruling of the Chilean Constitutional Court, reduced the fine to 75,000 Unidades de Fomento (approximately Ch$2,066,251,500 on such date). On October 2, 2020, the Supreme Court confirmed the ruling of the Santiago Court of Appeal. The case is closed.

Item 2 of the Statement is hereby amended by adding the following four sentences to the end of the tenth paragraph of Item 2 under the sub-section “Mr. Ponce Lerou”:

On August 28, 2018, the Second Civil Court of Santiago disregarded the illegality allegations made by Mr. Patricio Contesse Fica. Mr. Patricio Contesse Fica filed an appeal before the Santiago Court of Appeal, Chile, which was later withdrawn by him. On December 24, 2020, the Santiago Court of Appeal accepted the withdrawal of the appeal. The case is closed.

Item 2 of the Statement is hereby amended by adding the following four sentences to the end of the twelfth paragraph of Item 2 under the sub-section “Mr. Ponce Lerou”:

The Eighteenth Civil Court of Santiago disregarded the illegality allegations made by Mr. Julio Ponce Lerou. Mr. Julio Ponce Lerou filed an appeal before the Santiago Court of Appeal, Chile, which was later withdrawn by him. On December 24, 2020, the Santiago Court of Appeal accepted the withdrawal of the appeal. The case is closed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraph to the end of Item 3:

On February 4, 2021, Pampa sold on the Santiago Stock Exchange 5,000,000 Series B Shares for an aggregate purchase price of Ch$187,500,000,000.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following after the ninth paragraph of Item 4:

The open market sales on February 4, 2021 by Pampa of Series B Shares were for investment purposes.

Item 5	Interest in Securities of the Issuer

Item 5, sections (a) and (b) of the Statement are hereby amended by replacing “12,341,049 Series B Shares” with “7,341,049 Series B Shares” and “10.25% of Series B Shares with “6.10% Series B Shares”.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following paragraph to the end of section (a):

On April 10, 2019, Pampa, Potasios and Global Mining (the “Pampa Group”) and Inversiones TLC SPA (the “Tianqi Shareholder”), a subsidiary of Tianqi Lithium Corp. (“Tianqi”), signed a letter agreement, as amended on March 26, 2020 and on October 1, 2020 (the “Tianqi Letter Agreement”) with respect to certain corporate governance matters of SQM. Pursuant to the Tianqi Letter Agreement, in the event that any member of the Board of Directors of SQM (the “Board”) elected by a party to the Tianqi Letter Agreement by solely voting its Class A shares ceases to serve as such for any reason, each of the parties will take all actions available to it to cause the Board to meet and that its directors elected to the SQM Board support their proposal to elect his or her successor (or any future successor that is nominated by another Board member) in accordance with the recommendation of the same party that elected the Board member that ceased to be a member, provided that such party has the capacity to designate in a general shareholders meeting three SQM Board members elected by solely voting its Class A shares. In addition, if a member of the SQM Board proposes a member of the Board elected by the Tianqi Shareholder who is not a director, executive or employee of Tianqi, as a candidate for the Director’s Committee, the Corporate Governance Committee and the Safety, Health and Environmental Committee, Pampa Group shall take all actions available to it to cause that its directors elected to the SQM Board support such proposal, provided, however, that the Tianqi Shareholder and its directors elected to the SQM Board may promote only one person to each of the Committees. The parties also agreed to support a dividend policy as set forth in Exhibit A to the Tianqi Letter Agreement, as amended. The Tianqi Letter Agreement shall remain in full force and effect until the earlier of: (i) the date of SQM’s 2021 annual meeting of shareholders, (ii) written notice of termination given to Tianqi Shareholder by Pampa Group in case any member of the SQM Board as elected at SQM’s 2019 annual meeting of shareholders held on April 25, 2019 (“Current SQM Board”) who was nominated by the Tianqi Shareholder ceases to serve as such for any reason or (iii) written notice of termination given to Pampa Group by the Tianqi Shareholder in case any member of the Current SQM Board who was nominated by Pampa ceases to serve as such for any reason. The Tianqi Letter Agreement is attached as Exhibit 1 to this Amendment and is incorporated herein by reference.

Item 6 of the Statement is hereby amended and supplemented by replacing the last paragraph of section (b) with the following: “On October 23, 2019, the Senior Notes were early and fully redeemed by Pampa. Therefore, the Pledge Agreement and the Additional Pledge Agreements were cancelled and terminated, and all the shares pledged thereunder were released.

Item 6 of the Statement is hereby amended by replacing the last sentence of section (c) in its entirety, with the following sentence: “As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the Pampa-Scotiabank Credit Agreement is US$65 million and (ii) the aggregate amount of Series A Shares pledged by Pampa and Global Mining under the Pampa-Scotiabank Credit Agreement is 3,800,000.”

Item 6 of the Statement is hereby amended by replacing the last sentence of the first paragraph of section (d) in its entirety, with the following sentence: “As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the First Pampa-Itau Corpbanca Credit Facility Agreement is equivalent to US$12 million and (ii) the aggregate amount of Series B shares pledged by Pampa under the First Pampa-Itau Corpbanca Credit Facility Agreement is 378,090.”.

Item 6 of the Statement is hereby amended by replacing the last sentence of the second paragraph of section (d) in its entirety, with the following sentence: “As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the Second Pampa-Itau Corpbanca Credit Facility Agreement is equivalent to US$30 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Second Pampa-Itau Corpbanca Credit Facility Agreement is 1,820,000.”.

Item 6 of the Statement is hereby amended by replacing the last sentence of the third paragraph of section (d) in its entirety, with the following sentence: “As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the Third Pampa-Itau Corpbanca Credit Facility Agreement is the equivalent to US$22.5 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Third Pampa-Itau Corpbanca Credit Facility Agreement is 1,400,000.”.

Item 6 of the Statement is hereby amended and supplemented by replacing the last sentence of section (e) with the following: “The Pampa-BCI Pledge Agreements were cancelled and terminated, and all the shares pledged thereunder were released.”.

Item 6 of the Statement is hereby amended and supplemented by replacing section (f) in its entirety with the following text:

“(f) Banco BTG Pactual Chile S.A. and Banco BTG Pactual S.A. Cayman Branch Credit Agreement.

On August 24, 2020, Pampa entered into a credit agreement with Banco BTG Pactual Chile and Banco BTG Pactual S.A. - Cayman Branch, as lenders (as amended, the “Pampa-BTG Credit Agreement”). Pursuant to the Pampa-BTG Credit Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Pampa-BTG Credit Agreement, plus interest, expenses and other charges. Pursuant to the Pampa-BTG Credit Agreement, Pampa must maintain sufficient Series A Shares or Series B Shares pledged to the aforementioned lenders such that during the term of the Pampa-BTG Credit Agreement the collateralization ratio remains between 150% and 175%, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 150% during a predefined period, Pampa will be required to either (i) prepay amounts under the Pampa-BTG Credit Agreement, (ii) pledge additional Series A Shares or Series B Shares, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 175%. If at any time the collateralization ratio is more than 200% for a predefined period, the aforementioned lenders must release an amount of Series A Shares or Series B Shares from the liens so that the collateralization ratio is restored to 175%. As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the Pampa-BTG Credit Agreement is US$46 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Pampa-BTG Credit Agreement is 2,390,322 and there are no Series B Shares pledged under the Pampa-BTG Credit Agreement.”.

Item 6 of the Statement is hereby amended and supplemented by replacing section (g) in its entirety with the following text:

(g) Banco Security Credit Agreement.

On August 20, 2020, Pampa entered into a credit agreement with Banco Security as lender (as amended, the “Pampa-Banco Security Credit Agreement”). Pursuant to the Pampa-Banco Security Credit Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Pampa-Banco Security Credit Agreement, plus interest, expenses and other charges. Pursuant to the Pampa-Banco Security Credit Agreement, Pampa must maintain sufficient SQM shares pledged to Banco Security such that during the term of the Pampa-Banco Security Credit Agreement the collateralization ratio remains between 150% and 170%, as calculated in accordance with the formula annexed to the Pampa-Banco Security Credit Agreement. If at any time the collateralization ratio is less than 150% during a predefined period, Pampa will be required to either (i) pledge additional SQM shares (ii) prepay amounts under the Pampa-Banco Security Credit Agreement, or (iii) pledge certain other certificates of deposit as collateral, in each case such that the collateralization ratio is restored to 170%. If at any time the collateralization ratio is more than 200% for a predefined period, Banco Security must release an amount of SQM shares from the liens so that the collateralization ratio is restored to 170%. As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the Pampa-Banco Security Credit Agreement is US$64 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Pampa-Banco Security Credit Agreement is 3,275,321.

Item 6 of the Statement is hereby amended and supplemented by replacing the last sentence of section (h) with the following: “The Pampa-Tanner Credit Facility Agreement has been fully repaid. All pledges created thereunder were cancelled and terminated, and all the shares pledged thereunder were released.”.

Item 6 of the Statement is hereby amended and supplemented by the adding the following text as a new section (i):

(i) Banco Consorcio Credit Agreement

On September 7, 2020, Pampa entered into a credit agreement with Banco Consorcio as lender (as amended, the “Pampa-Banco Consorcio Credit Agreement”). Pursuant to the Pampa-Banco Consorcio Credit Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa under such Pampa-Banco Consorcio Credit Agreement, plus interest, expenses and other charges. Pursuant to the Pampa-Banco Consorcio Credit Agreement, Pampa must maintain sufficient Series A Shares pledged to Banco Consorcio such that during the term of the Pampa-Banco Consorcio Credit Agreement the collateralization ratio remains between 150% and 175%, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 150% during a pre-defined period, Pampa will be required to either (i) prepay amounts under the Pampa-Banco Consorcio Agreement, or (ii) pledge additional Series A Shares; or (iii) pledge certain other certificates of deposit as collateral, in each case such as to restore the collateralization ratio to 175%. If at any time the collateralization ratio is more than 200% for a predefined period, Banco Consorcio must release an amount of Series A Shares from the liens so that the collateralization ratio is restored to 175%. As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the Pampa-Banco Consorcio Agreement is US$60 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Pampa-Banco Consorcio Credit Agreement is 3,150,000.

Item 6 of the Statement is hereby amended and supplemented by the adding the following text as a new section (j):

(j) China Construction Bank Pledge Agreement

On April 11, 2019, Pampa entered into a pledge agreement with China Construction Bank, Agencia en Chile as lender (as amended and extended, the “Pampa-China Construction Bank Pledge Agreement”). Pursuant to the Pampa-China Construction Bank Pledge Agreement, which is governed by Chilean law, Pampa granted first priority perfected security interests (pledges) over Series A Shares to secure amounts borrowed by Pampa from China Construction Bank, Agencia en Chile, plus interest, expenses and other charges. Pursuant to the Pampa-China Construction Bank Pledge Agreement, Pampa must maintain sufficient Series A Shares pledged to China Construction Bank, Agencia en Chile such that during the term of the Pampa-China Construction Bank Pledge Agreement the collateralization ratio remains between 175% and 200%, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 175% during a predefined period, Pampa will be required to either (i) prepay amounts guaranteed under the Pampa-China Construction Bank Pledge Agreement, or (ii) pledge additional Series A Shares, in each case such as to restore the collateralization ratio to 200%. If at any time the collateralization ratio is more than 225% for a predefined period, China Construction Bank, Agencia en Chile must release an amount of Series A Shares from the liens so that the collateralization ratio is restored to 200%. As of the date of this Statement: (i) the aggregate outstanding principal amount guaranteed under the Pampa-China Construction Bank Pledge Agreement is US$8.5 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Pampa-China Construction Bank Pledge Agreement is 500,000.

Item 6 of the Statement is hereby amended and supplemented by adding the following text as a new section (k):

(k) Pampa-Banco Santander Notes Agreement

On May 15, 2018, Pampa entered into a notes issuance agreement (contrato de emisión de bonos) with Banco Santander as Trustee of the holders of the Notes (as amended and supplemented, the “Pampa-Banco Santander Notes Agreement”). Pursuant to the Pampa-Banco Santander Notes Agreement, which is governed by Chilean law, Pampa shall grant first priority perfected security interests (pledges) over Series A Shares or Series B Shares to secure the obligations assumed by Pampa under such Pampa-Banco Santander Notes Agreement. Pursuant to the Pampa-Banco Santander Notes Agreement, Pampa must maintain sufficient Series A Shares or Series B Shares pledged to Banco Santander such that during the term of the Pampa-Banco Santander Notes Agreement the collateralization ratio remains between 200% and 170%, as calculated in accordance with the description therein. If at any time the collateralization ratio is less than 170% during a predefined period, Pampa will be required to pledge, or cause other related entities of Pampa defined therein to pledge, additional Series A Shares or Series B Shares to restore the collateralization ratio to 200%. If during 60 consecutive days from any determination date (as defined in the Pampa-Banco Santander Notes Agreement), the collateralization ratio is less than 200% but greater than 170%, Pampa will be required to pledge, or cause other related entities of Pampa defined therein to pledge, additional Series A Shares or Series B Shares to restore the collateralization ratio to 200%. If at any time the collateralization ratio is more than 220% for a predefined period, Banco Santander must release an amount of Series A Shares or Series B Shares from the liens so that the collateralization ratio is restored to 200%. Additionally, Pampa delivered to Banco Santander a stand-by letter of credit as collateral. As of the date of this Amendment No. 8: (i) the aggregate outstanding principal amount due under the Pampa-Banco Santander Notes Agreement is US$304 million and (ii) the aggregate amount of Series A Shares pledged by Pampa under the Pampa-Banco Santander Notes Agreement is 11,739,971, and there are no Series B Shares pledged under the Pampa-Banco Santander Notes Agreement.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the addition of the following:

Exhibit	Description
9.	Letter Agreement, dated April 10, 2019, between Inversiones TLC SPA, a subsidiary of Tianqi Lithium, Corp., and Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada (as amended).

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 8 is true, complete and correct.

Dated: February 26, 2021

Sociedad de Inversiones Pampa Calichera S.A.			Sociedad de Inversiones Oro Blanco S.A.

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Ricardo Moreno Moreno
	Name:	Ricardo Moreno Moreno		Name:	Ricardo Moreno Moreno
	Title:	General Manager		Title:	General Manager

Norte Grande S.A.			Inversiones SQYA SpA

By:	/s/ Ricardo Moreno Moreno		By:	/s/ Andrés Ignacio Nieme Balanda
	Name:	Ricardo Moreno Moreno		Name:	Andrés Ignacio Nieme Balanda
	Title:	General Manager		Title:	General Manager

Inversiones SQ Limitada			S.Q. Grand Corp.

By:	/s/ Andrés Ignacio Nieme Balanda		By:	/s/ Andrés Ignacio Nieme Balanda
	Name:	Andrés Ignacio Nieme Balanda		Name:	Andrés Ignacio Nieme Balanda
	Title:	Legal representative		Title:	Officer

Pacific Atlantic International Holding Corporation			The Pacific Trust

By:	/s/ Andrés Ignacio Nieme Balanda		By:	/s/ Luis R. López Alfaro
	Name:	Andrés Ignacio Nieme Balanda		Name:	Luis R. López Alfaro, on behalf of Afra Trust Corporation.
	Title:	Officer		Title:	Director

Mr. Julio Ponce Lerou

By:	/s/ Julio Ponce Lerou
	Name:	Julio Ponce Lerou
Title:

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING PAMPA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Director)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile	Chairman of Board of Directors – Sociedad de Inversiones Pampa Calichera S.A. Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Nitratos de Chile S.A., Potasios de Chile S.A. and Vice-Chairman of Viña Concha y Toro S.A.	Chile
Mr. Patricio Contesse Fica (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Sociedad de Inversiones Pampa Calichera S.A., Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A. and Nitratos de Chile S.A.	Chile
Mr. Patricio Phillips Saenz (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Guillermo Geisse Valenzuela (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Cristian Antonio Leay Moran (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Mining Engineer	Chile
Mrs. Claudia Morales Soza (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer	Chile
Mr. Felipe Lorca Ibieta (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Business Engineer	Chile
Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING ORO

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Chairman of Board of Directors)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile

Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A.,

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Nitratos de Chile S.A.

Vice-Chairman of Viña Concha y Toro S.A.

Chile
Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Sociedad de Inversiones Pampa Calichera S.A., Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A. and Nitratos de Chile S.A.	Chile
Mr. Fanor Velasco Calvo (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Guillermo Geisse Valenzuela (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Cristian Antonio Leay Moran (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Mining Engineer	Chile
Mrs. Claudia Morales Soza (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer	Chile
Mr. Radoslav Vicente Depolo Razmilic (Director)	Alonso de Córdova 2860, Of. 504 Vitacura - Santiago - Chile	Lawyer	Chile
Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING NORTE

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Rafael Guilisasti Gana (Chairman of Board of Directors)	Nueva Tajamar 481, South Tower office 905, Providencia, Santiago, Chile

Chairman of Board of Directors – Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A.,

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Nitratos de Chile S.A.

Vice-Chairman of Viña Concha y Toro S.A.

Chile
Mr. Patricio Contesse Fica (Vice-Chairman of Board of Directors)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Vice-Chairman of Board of Directors – Sociedad de Inversiones Pampa Calichera S.A., Norte Grande S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A. and Nitratos de Chile S.A.	Chile
Mr. Manuel Alejandro Díaz Rodriguez (Director)	Los Militares 5953, 17th Floor, Las Condes, Santiago, Chile	Lawyer	Chile
Mr. Patricio Phillips Saenz (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Entrepreneur	Chile
Mr. Sergio Montes Varas (Director)	Av. Apoquindo 3910, 15th Floor, Las Condes, Santiago, Chile	Lawyer	Chile
Mr. Rodrigo Zegers Reyes (Director)	Alonso de Córdova 4355, 14th Floor, Vitacura, Santiago, Chile	Lawyer	Chile
Mrs. Claudia Morales Soza (Director)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Lawyer	Chile
Mr. Ricardo Moreno Moreno (Chief Executive Officer)	El Trovador 4285 11th Floor, Las Condes, Santiago, Chile	Chief Executive Officer - Sociedad de Inversiones Pampa Calichera S.A., Sociedad de Inversiones Oro Blanco S.A., Potasios de Chile S.A., Nitratos de Chile S.A. and Norte Grande S.A.	Chile

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING SQYA

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Andrés Ignacio Nieme Balanda (Officer)	Los Litres 500, casa 19, Lo Barnechea, Santiago, Chile	Attorney-in-Fact	Chile

SCHEDULE E

ADDITIONAL INFORMATION CONCERNING SQ

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Mr. Julio César Ponce Lerou (Officer) Andrés Ignacio Nieme Balanda (Officer)	Los Litres 500, casa 19, Lo Barnechea, Santiago, Chile Los Litres 500, casa 19, Lo Barnechea, Santiago, Chile	Engineer Attorney-in-Fact	Chile Chile

SCHEDULE F

ADDITIONAL INFORMATION CONCERNING SQ GRAND CORP.

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Andrés Ignacio Nieme Balanda (Officer)	Los Litres 500, casa 19, Lo Barnechea, Santiago, Chile	Attorney-in-Fact	Chile
Camilo Andrés Méndez Chong (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Brunilda Gabriela Broce (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Attorney-in-Fact of DIRSERV INC. (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola, British Virgin Islands	Attorney-in-Fact	British Virgin Islands

SCHEDULE G

ADDITIONAL INFORMATION CONCERNING PACIFIC ATLANTIC HOLDING

Name	Business Address	Present Principal Occupation or Employment and Name of Employer	Citizenship
Andrés Ignacio Nieme Balanda (Officer)	Los Litres 500, casa 19, Lo Barnechea, Santiago, Chile	Attorney-in-Fact	Chile
Camilo Andrés Méndez Chong (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Brunilda Gabriela Broce (Director)	Avenue Samuel Lewis y Calle 54 Este, P.O. Box 0816-06904, Panama City, Republic of Panama	Attorney-in-Fact	Panama
Attorney-in-Fact of DIRSERV INC. (Director)	R.G. Hodge Plaza, Second Floor, Upper main Street P.O. Box 915 Road Town, Tortola, British Virgin Islands	Attorney-in-Fact	British Virgin Islands

EXHIBIT INDEX

Exhibit	Description
9.	Letter Agreement, dated April 10, 2019, between Inversiones TLC SPA, a subsidiary of Tianqi Lithium, Corp., and Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada (as amended).